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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 053512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Funds Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 California Street, Suite 2300

(No. and Street)

San Francisco, CA 94104

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dinerman (415) 402-0700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.

(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, Suite 910 San Francisco, CA 94104

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Dinerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SABRINA MARIA CISNEROS
COMM. # 1800239
NOTARY PUBLIC-CALIFORNIA
CITY & COUNTY OF SAN FRANCISCO
MY COMM. EXP. JUNE 3, 2012

Signature

CFO

Title

Sabrina Maria Cisneros

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
YEAR ENDED DECEMBER 31, 2009

CONTENTS

SUPPLEMENTARY INFORMATION

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (a Delaware Limited Liability Company) as of December 31, 2009 and the related statements of operations and comprehensive income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probitas Funds Group, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 21 – 31 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 24, 2010

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets		
Cash	$	1,139,588
Accounts receivable, net of allowance for doubtful accounts of $243,894		9,540,901
Current portion of loan receivable from affiliate		126,041
Due from affiliate		14,531
Prepaid expenses		35,150
Total current assets		10,856,211
Fixed assets		
Furniture, fixtures and equipment		868,728
Leased equipment		58,406
Less: accumulated depreciation		(573,748)
Fixed assets, net		353,386
Other assets		
Non-current accounts receivable		7,484,835
Non-current loan receivable from affiliate		146,332
Investments		624,069
Security deposit		66,414
Total other assets		8,321,650
Total assets	$	19,531,247

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	612,967
Due to affiliates		193,184
Current maturities - capital lease		9,566
Total current liabilities		815,717
Long-term liabilities		
Capital lease		58,406
Less current maturities		(9,566)
Total long-term liabilities		48,840
Total liabilities		864,557
Member's equity		
Member's equity		18,803,799
Accumulated other comprehensive income		(137,109)
Total member's equity		18,666,690
Total liabilities and member's equity	$	19,531,247

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue		
Primary revenue	$	10,969,452
Secondary revenue		1,725,001
Less: contract negotiation charge-offs		(1,322,903)
Less: commissions		(935,138)
Net revenue		10,436,412
Operating expenses		
Wages, compensation, and benefits		9,747,912
General and administrative expenses		3,054,036
Marketing		1,660,889
Total operating expenses		14,462,837
Loss from operations		(4,026,425)
Other income		
Interest income		421,057
Investment income		49,147
Gain on foreign currency translation		45,400
Total other income		515,604
Net loss		(3,510,821)
Other comprehensive income		
Unrealized losses on investments:		
Unrealized holding losses arising during period		(54,185)
Comprehensive income	$	(3,565,006)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Beginning balance	$	29,250,870
Net loss		(3,510,821)
Distributions		(6,936,250)
Ending balance	$	18,803,799

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (3,510,821)
Noncash items included in net loss:	
Contract negotiation charge-offs	1,322,903
Bad debt expense	255,176
Depreciation	170,244
Noncash portion of rent expense	8,066
Gain on foreign currency adjustments	(45,400)
Change in assets and liabilities:	
(Increase)/decrease in:	
Accounts receivable	9,154,990
Due from affiliate	(877,895)
Prepaid expenses	(21,341)
Increase/(decrease) in:	
Accounts payable and accrued expenses	14,381
Due to affiliate	(376,844)
Net cash provided by operating activities	6,093,459
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(112,028)
Contributions to investments in partnerships	(340,325)
Distributions from investments in partnerships not included in income	98,674
Net cash used for investing activities	(353,679)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's distributions	(5,881,069)
Net cash used for financing activities	(5,881,069)
Net decrease in cash	(141,289)
Cash at beginning of year	1,280,877
Cash at end of year	$ 1,139,588

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below.

Nature of Business

Probitas Funds Group, LLC (the "Company") was formed and organized in Delaware on July 25, 2001 as a limited liability company. The Company was registered as a limited liability company in the state of California on August 27, 2001 and is based in San Francisco, California with a second office in New York City. The Company has two primary lines of business providing consulting and placement agent services regarding the private placement of securities in investment vehicles, and assisting investors who invest in these types of private placements to liquidate their positions. Probitas solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002 Probitas Funds Group, LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now "FINRA"). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002. The Company is a single member LLC, wholly owned by Probitas Partners, LP.

The Company conducts business throughout the United States and in several other countries, including Australia. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company continues to expand internationally and on January 13, 2009, became registered in Japan as a Type 2 Financial Instruments Dealer. The Company is also registered as an international dealer in the Province of Ontario.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates relate to the fair value of investment assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits and subject the Company to concentrations of credit risk. Cash and cash

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (continued)

equivalents exceeding federally insured limits totaled $839,193 at December 31, 2009. It is the opinion of management that the solvency of the referenced financial institutions is not of concern at this time.

Accounts Receivable

Accounts receivable are stated at unpaid balances, less an allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding.

The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge-offs net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, risks related to the balance in question, specific adverse situations that may affect the client's ability to pay, and current economic conditions.

The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect the receivable balance and interest payments according to the receivable agreement. Accounts are written off when management believes, after considering economic conditions, business conditions, and collection efforts, that the receivables and collection of interest is doubtful. At December 31, 2009, the Company's allowance for doubtful accounts was $243,894. Management believes that the remainder of accounts receivable at December 31, 2009 are collectible. See *Note 9* to the Financial Statements - *Contract Negotiation Charge-offs* for discussion regarding accounts receivable charge-offs for the year ended December 31, 2009.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Revenue

The Company has two principal sources of revenue. Primary revenue relates to private equity and hedge fund placement sources. Secondary revenue relates to income earned on liquidity management engagements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. The constituent owners of the member are taxed on the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements. In lieu of income taxes, as an LLC the Company is subject to state gross receipts fees which are included in "General and administrative expenses" on the statement of operations.

New Accounting Pronouncements

In July 2009, the FASB officially launched the FASB Accounting Standards Codification, which has become the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles ("GAAP"), in addition to guidance issued by the Securities and Exchange Commission. The codification supersedes all prior FASB, AICPA, EITF, and related literature. The codification, which is effective for interim and annual periods ending after September 15, 2009, is organized into approximately 90 accounting topics. The FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, amendments to the codification are made by issuing "Accounting Standards Updates." Accordingly, the Company has removed references to legacy GAAP and has incorporated the current codification in these footnotes. The adoption of this statement did not have a material effect on the Company's financial statements.

In June 2009, the FASB issued Accounting Standards Update No. 855-10, "*Subsequent Events.*" ASC 855-10 establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those in the prior auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855-10 did not have a material effect on the Company's financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, "*Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value,*" which provides guidance on how to measure liabilities at fair value in circumstance in which a quoted price in an active market for the identical liability is not available. This update is effective for the first reporting period, including interim periods, beginning after issuance. The Company has no liabilities that are governed by this update but will apply its provisions in the future as applicable.

Fair Value

The Company determines the fair market values of its financial instruments based on the fair value hierarchy established in Accounting Standards Update No. 820, "*Fair Value of Financial Instruments*" (SFAS 157) which requires an entity to maximize the use of

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value (continued)

observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value, as presented below.

Level One

Level 1 assets and liabilities are valued using quoted prices in active markets for identical assets or liabilities. These include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level Two

Level 2 assets and liabilities are valued using observable inputs other than Level 1 prices, examples of which are quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts, residential mortgage and loans held-for-sale.

Level Three

Level 3 assets and liabilities are those that must be measured using unobservable inputs that are significant to the fair value of the assets or liabilities, and that are supported by little or no market activity. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category typically includes most private equity investments, retained residual interests in securitizations, residential MSRs, asset-backed securities, highly structured or long-term derivative contracts and certain collateralized debt obligations where independent pricing information is not able to be obtained for a significant portion of the underlying assets.

For more information on the fair value of the Company's financial instruments as of December 31, 2009 see *Note 2 – Fair Value Disclosures* to the Financial Statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, short-term investments, and accrued interest receivable to be received in less than one year approximate fair value because of the short maturity of those financial instruments and management's view of the solvency of the payers of those obligations.

Investments

The Company values its private equity investments annually and at such other times as, in the view of management, circumstances warrant. Investments for which no public market exists are valued at fair value as determined in good faith by management pursuant to the valuation procedures summarized below.

The Company has made and makes investments in private equity fund entities in which it receives interests either as a limited partner, or as a special general partner. In all of these circumstances, the Company does not have the ability to exercise significant influence, has little or no voting power, and these interests are subject to substantial restrictions on transfer. Further, no public market exists for these investments.

Generally, such investments will be valued on a "going concern" basis without giving effect to any disposition costs. There is a range of values that is reasonable for such investments at any particular time. Initially, investments are valued based upon their cost, and are re-measured at the appropriate measurement dates subsequent to the initial investment. Upon the occurrence of such developments, investments are re-valued based upon factors such as the general partner's expression of value, earnings, individual investment performance, matters affecting the marketability of the interest, individual investment asset performance, an assessment of the investee fund's future prospects or, if appropriate, liquidation value. The values for the investments referred to in this paragraph are estimated regularly by management. However, there can be no assurance that such values will represent the return that might ultimately be realized by the Company from the investments.

Distributions of cash or in-kind from an investment, when specifically identified as income are recorded accordingly, otherwise they are recorded as a return of capital which serve to reduce the cost basis of the investment. Distributions received in excess of the cost basis are recorded as realized gains. Distributions are recorded when they are received from the vehicle in which the investment was made.

An additional consideration affecting the valuation of the Company's private fund investments is its pro-rata share of the value of the net assets of the private investment funds as determined by such fund, in accordance with its partnership agreement, constitutional or other documents governing such valuation, on the valuation date. If such valuation with respect to the Company's investments in the fund is not available by reason of timing or other event on the valuation date, or is deemed to be unreliable by

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments (continued)

management, management determines such value based on its judgment of fair value on the appropriate date using the methods described above.

At December 31, 2009, market quotations were not readily available for any of the Company's portfolio of investments which the Company valued at $624,069 or 3% of net assets. These investments were valued by management.

Derivatives

The Company has, on occasion, used foreign exchange contracts as fair value hedges to eliminate the changes in the fair value of firm commitments denominated in foreign currencies. The Company documents its risk management strategy and hedge effectiveness at the inception and during the term of each hedge. The Company's risk management strategy is to offset changes in the fair value of firm commitments due to changes in currency exchange rates.

Foreign Currency Transactions

Foreign currency transactions are transactions denominated in a currency other than the Company's functional currency. Periodically, and at year end, the Company re-measures the recorded balances related to foreign-currency transactions using the current exchange rate. Gains or losses arising from the re-measurement of these balances are recorded in "Other income" in the Company's statement of operations.

Guarantees

The Company recognizes guarantees in accordance with Accounting Standards Update No. 460, *"Guarantees"* (FIN 45). According to this statement, the Company is not required to book a liability for guarantees of a parent Company's debt to a third party. Other required disclosures about such arrangements are made in the footnotes to the financial statements at *Note 12* to the Financial Statements – *Guarantee Liabilities.*

2 - FAIR VALUE DISCLOSURES

The only assets and liabilities which the Company has elected to be measured at fair value on a recurring basis are the private equity investments in limited partnerships made by the Company. These investments, totaling $624,069 as of December 31, 2009, are valued using only Level 3 inputs.

2 - FAIR VALUE DISCLOSURES (CONTINUED)

Level 3 Valuation Techniques

The table below summarizes activity for the year ended December 31, 2009 due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets during 2009.

	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2009	$ 436,604
Unrealized losses	(54,185)
Purchases, contributions, distributions	241,650
December 31, 2009	$ 624,069

The unrealized losses of $54,185 were included in earnings for the year under other comprehensive income at December 31, 2009.

3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting Standards Update No. 825-10-50 "*Financial Instruments – 'Disclosures'*" (SFAS 107) requires the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Company did not elect the fair value option. The fair values of all instruments have been derived, in part, by management's analyses and assumptions, the estimated amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimated fair values. The net realizable values could be materially different from the estimates. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company.

The provisions of ASC 825-10-50 do not require the disclosure of the fair value of nonfinancial instruments. The following disclosures represent financial instruments in which the ending balance at December 31, 2009 are not carried at fair value in their entirety on the Company's balance sheet but for which the carrying value approximates fair value.

Short-term Financial Instruments

The carrying value of short-term financial instruments, including cash and cash equivalents and other short-term investments and borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market. As of December 31, 2009, the carrying amounts of these instruments approximate their fair value.

3 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Long-term Receivables

All long-term receivables carry interest rates on the outstanding unpaid balances that are at or above current market interest rates. In addition, to date, the Company does not anticipate any losses or uncollectibility on any obligations of this type. Accordingly, the net carrying values are assumed to approximate their fair values.

Financial assets:	Carrying Amount	Fair Value
Cash and cash equivalents	$ 1,139,588	$ 1,139,588
Long-term receivables	7,484,835	7,484,835
Due from affiliates	14,531	14,531
Loans receivable from affiliate	272,372	272,372

4 - LEASE COMMITMENTS

San Francisco Office Lease

On January 31, 2005, Probitas Partners, L.P., the Company's parent ("the Parent"), entered into a ten year, three month operating lease agreement for office space in San Francisco, California for the benefit of the Company. The lease contains the option to renew for a ten year period upon expiration. Due to the expense-sharing agreement between the Company and the Parent, the Company has agreed to provide funds each month to the Parent in an amount equal to the lease payment. As the payment amounts are known and foreseeable, and the economic substance of the lease pertains to the Company, rather than the Parent, the Company accounts for the lease as though it was the lessee.

On May 23, 2007, the San Francisco lease was amended to include an additional suite in the same building. On May 9, 2008, the Parent exercised its option to include additional space in the same building. On October 31, 2008, the lease was amended to include additional office space commencing February 1, 2009. The lease expires on August 31, 2015. Over the term of the lease, rent payments will escalate. To account for the escalating rental arrangement, the Company records a deferred rent liability due to the Parent, and amortizes the rent on a straight-line basis over the life of the lease.

4 - LEASE COMMITMENTS (CONTINUED)

New York Office Lease

On January 25, 2007, the Company entered into a sub-lease to replace the premises leased in New York. The sub-lease runs from February 1, 2007 to September 30, 2010.

Future minimum lease payments are as follows:

Year ended December 31,	San Francisco	New York	Total
2010	$ 624,480	$ 199,242	$ 823,722
2011	632,052	-	632,052
2012	650,236	-	650,236
2013	668,428	-	668,428
Thereafter	1,152,452	-	1,152,452
	$ 3,727,648	$ 199,242	$ 3,926,890

Rent expense under all existing leases for the year ended December 31, 2009 was $861,350, net of sublease income described below.

Sublease

The Company subleases space in its San Francisco offices under a month to month subleasing agreement. The Company collects rental income from this agreement in the amount of $4,000 per month. Rental income under this agreement and another month to month agreement which terminated in April, 2009, totaled $100,785 for the year ended December 31, 2009.

Capital Lease Obligations

On December 16, 2009, the Company entered into a 5 year capital lease agreement for office equipment. The lease expires February 28, 2015.

Capital lease obligations payable at December 31, 2009 consist of the following:

	Interest Rate	Monthly Payment	Principal Balance
Xerox	5.390%	$ 1,018	$ 58,406
Less: current maturities			(9,566)
			$ 48,840

4 - LEASE COMMITMENTS (CONTINUED)

Capital Lease Obligations (continued)

Future minimum payments are as follows:

Year Ended December 31,		
2010	$	9,566
2011		10,988
2012		11,595
2013		12,236
2014		12,912
Thereafter		1,109
	$	58,406

The Company considers the capital lease obligation liability to be stated at fair value due to the stated interest rate and payment terms.

5 - RELATED PARTY TRANSACTIONS

During the year the Company entered into transactions with affiliated companies, which are under common control. As of December 31, 2009 the Company owed these affiliates a net total of $178,653.

On August 1, 2008, a portion of the advances the Company previously made to PFG-UK, Ltd. ("PFG-UK"), one of these affiliated companies mentioned above, was converted to a three year term loan receivable in the amount of $216,556. Interest is collectible quarterly at a rate of 5% per annum. Principal payments are also due quarterly, with a final payment due July 31, 2011.

On July 5, 2009, another portion of the advances to PFG-UK, was converted to a three year term loan receivable in the amount of $140,304. Interest is collectible quarterly at a rate of 5% per annum. Principal payments are also due quarterly, with a final payment due July 31, 2012.

Interest income received under these arrangements for the year ended December 31, 2009 was $10,982. Due to the interest charged on the note, management estimates that the balance of the note receivable approximates fair value at December 31, 2009.

5 - RELATED PARTY TRANSACTIONS (CONTINUED)

Future minimum receipts expected under the loan agreement are as follows:

Year ended December 31,	
2010	$ 126,015
2011	110,269
2012	36,089
	$ 272,373

The Company also maintains another agreement with PFG-UK, pursuant to which it agrees to pay certain amounts of fees collected by the Company from common clients to PFG-UK. These sums were received, in consideration of the services PFG-UK provided in connection with the Company's work. Commissions charged by PFG-UK for the year ended December 31, 2009 totaled $935,138.

The Company also maintains an agreement with Probitas Hong Kong Limited pursuant to which it pays a monthly fee to Probitas Hong Kong Limited to represent the Company in Asia. As of December 31, 2009, the Company owed the affiliate $50,098. Amounts charged to the Company in relation to activities of the Hong Kong entity totaled $132,725 in marketing and general expenses and $238,626 in contracted services for the year ended December 31, 2009.

6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120% of the minimum required net capital.

At December 31, 2009, the Company had net capital of $274,023 which was $64,802 in excess of its required net capital of $209,220. The Company's ratio of aggregate indebtedness to net capital was 11.45 to 1.

7 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

State LLC fees	$	12,590
Interest	$	1,072

7 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION (CONTINUED)

Noncash financing activities:

Acquisition of equipment via capital lease obligation	$	58,406
Due from affiliate settled through member's distributions	$	1,055,181
Due from affiliate converted to long-term loan from affiliate	$	140,304
Settlement of principal payments on loan to affiliate via offset with due to affiliate	$	85,210

8 - CONCENTRATIONS OF CREDIT RISK

The Company holds contract receivables from obligors which are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the performance and financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty, as well as the exposure to each counterparty.

During the year the Company earned 66% of its service revenue from two clients equal to 49% and 17% of total net revenue. As of December 31, 2009, 68% of the Company's accounts receivable balance is comprised of receivables from three clients (individually these three clients comprise 40%, 14%, and 14% of accounts receivable, respectively).

9 - CONTRACT NEGOTIATION CHARGE-OFFS

During the year ended December 31, 2009, the Company renegotiated its fee agreement with a client. The client, which owed the Company $7,436,320 as of December 31, 2008, agreed to pay all fees due in a lump sum in exchange for a reduction in the total owed (including accrued interest) of $1,029,076, which the Company charged off to the contra-revenue account. The Company also renegotiated several other client fee and expense arrangements which resulted in additional charge-offs of other receivables, totaling $293,827 for the year ended December 31, 2009. The Company does not believe that there will be additional charge-offs or renegotiations, and in any event, should such events occur, they will not have a material adverse effect on its financial condition, the results of operations, or affect the fair value of the receivables as reported in the statement of financial condition.

10 - NON-CURRENT ACCOUNTS RECEIVABLE

Non-current accounts receivable from customers of $7,484,835 consist of thirteen installment agreements with effective interest rates ranging from 1.02% to 11%. Payments are collectible through January 2013. Based on interest rates at December 31, 2009 for similar loans by independent established lending institutions, the fair value of the accounts receivable approximates the amount recorded in the financial statements at that date.

11 - COMMITMENTS

In accordance with certain limited partnership interest agreements as described in *Note 2* to the Financial Statements - *Fair Value Disclosures*, the Company may be required to commit additional capital to a number of the investment partnerships in which it holds interests. The capital calls may be made over a period of up to ten years. Total potential committed capital as of December 31, 2009 was $2,252,973. Of this committed amount, $898,337 was funded and $1,354,636 remained unfunded at December 31, 2009.

12 - GUARANTEE LIABILITIES

The Company has guaranteed two term loans for the benefit of Probitas Partners, L.P., the Company's parent ("the Parent"). The Company would be obliged to perform under this guarantee if the Parent failed to pay principal and interest payments to the lender when due. The initial term loans totaled $1,500,000 and $1,800,000, respectively, and are payable in 60 equal installments of $25,000 and $30,000, respectively, plus accrued interest. Both loans accrue interest at the rate of prime plus one quarter percent (0.25%). The final payments on the two term loans are due during the Company's fiscal year ended December 31, 2012 and 2013, respectively. Excluding accrued interest, the maximum potential amount of future (undiscounted) payments under these guarantees would be $2,273,750.

In addition, the Company has a lien on its contract receivables as security for a $5,000,000 line of credit held by the Parent. In accordance with the agreements, in order to have access to the line of credit, the Company is required to maintain a contracts receivable balance between $5,000,000 and $15,000,000, depending on the balance on the line of credit. As of December 31, 2009, the Company was in compliance with such covenants. At December 31, 2009 the balance on the line of credit was $1,225,000.

13 - RETIREMENT PLAN

Effective January 1, 2003, the Company adopted a 401(k) plan for the benefit of its employees. Essentially all employees are eligible to participate the first day of the third month following their hire date. The Company does not match employee contributions.

The Company has also adopted a profit sharing plan for all active employees. Under the plan, the Company can elect to make discretionary contributions. The Company did not make any contributions for the year ended December 31, 2009.

14 - SUBSEQUENT EVENTS

Investments

As a result of business conducted in 2009, the Company may have a right to acquire an investment interest in certain investment partnerships, as described in *Note 2* to the Financial Statements - *Fair Value Disclosures,* and *Note 11* to the Financial Statements - *Commitments*, formed by clients of the Company. The investments will be accounted for under the fair value method pursuant to the Company's accounting policy. Some agreements have not been reached as of the date of these financial statements as to the capital commitment required of the Company in connection with such investment interests.

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIRMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

Total owner equity from Statement of Financial Condition	$	18,666,690
Less: non allowable assets		(18,391,659)
Net capital before haircuts on securities positions		275,031
Haircuts on securities		(1,008)
Net capital	$	274,023

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	209,220
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	209,220
Excess net capital	$	64,802
Excess net capital @ 1000%	$	187,567

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from statement of financial condition	$	864,557
Add: other unrecorded amounts (parent loan guarantee)		2,273,750
Aggregate indebtedness	$	3,138,307
Percentage of aggregate indebtedness to net capital		1145%

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
YEAR ENDED DECEMBER 31, 2009

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

Not applicable

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

Per original filing	$	477,508
Audit adjustments		
To accrue for local payroll tax		(24,811)
To accrue for regulatory fees		(20,596)
To reduce general accrual		30,000
To add capital lease		(58,406)
To add affiliate accruals (net)		(129,999)
To reduce accrual for California LLC gross receipts fee		327
Per this filing	$	274,023

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

SIPC SUPPLEMENTAL REPORT

DECEMBER 31, 2009

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

To the Member
Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation [Form SIPC-7T]) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Probitas Funds Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited FORM X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, CA

February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053512 FINRA DEC
PROBITAS FUNDS GROUP LLC 17*17
425 CALIFORNIA ST STE 2300
SAN FRANCISCO CA 94104-2208

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 22,156.77

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3,007.68)
8/17/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 19,149.09

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 19,149.09

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Probitas Funds Group LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 23 day of February, 20 10.

Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 8,911,979

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 49,147

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 125

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 49272

2d. SIPC Net Operating Revenues $ 8,862,707

2e. General Assessment @ .0025 $ 22,156.77

(to page 1 but not less than $150 minimum)

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2009

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Member
Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Probitas Funds Group, LLC (A Delaware Limited Liability Company) for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control), as a basis for determining our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including considerations of control activities for safeguarding securities. This study tests such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 24, 2010

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009